February 2, 2012

Via EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Riedler:

Re:     Genufood Energy Enzymes Corp. (the “Company”)
           Registration Statement on Form S-1
           Filed January 13, 2012
           File No. 333-171784

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Summary, page 5

1.    We note your added disclosure in response to our prior comment 2 and reissue that comment in part.  In addition to your statement that you “have recently begun to market and export a limited number of [your] enzyme products,” please clarify the specific time period over which your marketing and distribution activities have taken place and the geographic markets to which you have begun marketing and exporting your products.  Furthermore, please clarify how you have distributed the products that have resulted in revenue from sales to date.  For example, please disclose whether these products were distributed by TCEEC or another distributor.

ANSWER:  We have added the following disclosure:

We began marketing our products in Taiwan in September of 2010 and in Singapore and Sri Lanka in June of 2011.  We have generated total revenues of $120,558 from inception to September 30, 2011 from the sale of some of our products.  Theses revenues were generated entirely in Taiwan and entirely through our sole distributor in Taiwan, Taiwan Cell Energy Enzymes Corp.

1

Risk Factors, page 7

2.       Please revise the amount of accumulated development and administrative expenses, so that it agrees to the corresponding amount in your consolidated statement of operations for the period from June 21, 2010 (Inception) through September 30, 2011.

ANSWER:  We have updated the amount of accumulated development and administrative expenses, so that it agrees to the corresponding amount in our consolidated statement of operations for the period from June 21, 2010 (Inception) through September 30, 2011.

Our sole officer and two directors Messrs. Lin and Hsu have entered into several agreements encompassing the majority of our company’s operations with entities controlled by Messrs. Lin and Hsu, page 11

3.       We note your revisions to this risk factor in response to our prior comment 7.  Please identify by name the entities that Messrs. Lin and Hsu control which entered into the agreements you describe.

ANSWER:  We have revised the risk factor to identify the name of the entities that Messrs. Lin and Hsu control.

4.       In addition, please delete the last sentence of this risk factor that begins “No conflicts exist arising from any of the agreements …,” as there is an inherent conflict arising as a result of the control Messrs. Lin and Hsu exercise over both the company and the entities with which the company has entered into agreements.  Please revise your risk factor further to clarify that the conflicts of interest arising from these agreements existed at the time the agreements were executed.

ANSWER:  We have deleted the requested sentence as well as added the following sentence:

“Potential conflicts of interest arising from these agreements existed at the time that the agreements were executed.”

Plan of Operation, page 42

5.       Please explain to us why you recognized no revenue or cost of goods sold in the fourth quarter of fiscal 2011 and the resulting implications for your Plan of Operation and future business prospects, particularly those described on page 25.  Revise your disclosure accordingly.

ANSWER:  The reason why we have no recognition of revenue during the fourth quarter of fiscal 2011 is because no sales occurred during this quarter.

2

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6.       The report of M&K CPAS, PLLC did not include the words “substantial doubt” when referencing a going concern matter.  Please have them revise their report to comply with PCAOB standards or tell us why the report meets these standards.

ANSWER:  As requested, our auditors have corrected the language of their audit opinion.

Consolidated Statements of Operations, page F-3

7.       Please explain to us why sales commission expenses and compensation to distributors are classified as cost of goods sold instead of an operating expense, such as selling expenses.

ANSWER: We have reclassified those expenses as selling expenses in the Consolidated Statements of Operations.

Notes to Consolidated Financial Statements

Note 7—Common Stock, page F-10

8.       Please refer to prior comment 11.  Please explain to us the factors that you considered in concluding that a 12.3% long term growth rate was an appropriate assumption in valuing the share issuances associated with the Sole Distributorship Agreement.

ANSWER:  We are currently undergoing the process of registering our remaining unregistered products with the Taiwan Ministry of Health. This process has taken longer than expected causing delays in the delivery of these products. We expect resolution very soon based on recent correspondence with them. If these delays had not occurred our sales would have increased over the periods presented in the most recent S-1 filed. Our distributor has agreed to a purchase quota of $2,000,000 for the first year of our agreement, and this quota has been pushed back due to the delays with registration. They are still committed to the purchase quota when we are able to ship product to them. This agreement will facilitate strong short term revenue growth as well as consistent long term growth as the intent of both parties is to do business together long term. Our distributor has expressed to us that there is strong demand from their customers for our product which leads us to believe that we can sustain consistent long term growth within our current target markets.

The specific value ascribed to the long term growth rate was based on this general expectation and calculated based on guidance from our valuation expert regarding industry results for long term growth within our industry. The growth rate used was based on the median historical growth rate of 535 companies selling within emerging markets with businesses related to the following: Food Processing, Retail (Distribution); and Retail (Specialty Lines).  Since we believe there is high demand for our products we had no reason to think that our long term growth rate would be below industry benchmarks. Given our inception stage of operations, and strong market demand for our product, we believe the 12.3% growth rate is reasonable and comparable to similar companies within our field.

Note 8—Related Party Transactions, page F-11

9.       Please refer to prior comment 12.  Please explain to us where you classified your payment of $100,000 for consulting services during the year ended September 30, 2011.  Revise your disclosure accordingly.

ANSWER:  We classified our payment of $100,000 for consulting services during the year ended September 30, 2011 within the $189,397 professional fees on the Consolidated Statements of Operations. We have revised our related party footnote to disclose this.

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

3